Computershare
530-8th Avenue SW, 6th floor
Calgary AB, T2P 3S8
www.computershare.com

Date: March 13, 2015

To: All Canadian Securities Regulatory Authorities
New York Stock Exchange

Subject: ADVANTAGE OIL & GAS LTD

Dear Sirs:

We advise of the following with respect to the upcoming Meeting of Security Holders for the subject Issuer:

Meeting Type :	Annual General and Special Meeting
Record Date for Notice of Meeting :	April 17, 2015
Record Date for Voting (if applicable) :	April 17, 2015
Beneficial Ownership Determination Date :	April 17, 2015
Meeting Date :	May 27, 2015
Meeting Location (if available) :	Calgary, AB
Issuer sending proxy related materials directly to NOBO:	No
Issuer paying for delivery to OBO:	Yes

Notice and Access (NAA) Requirements:

NAA for Beneficial Holders	No
NAA for Registered Holders	No

Voting Security Details:

Description	CUSIP Number	ISIN
COMMON SHARES	00765F101	CA00765F1018

Sincerely,

Computershare
Agent for ADVANTAGE OIL & GAS LTD